ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, Pennsylvania 19034
July 22, 2008
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

RE:	ReSearch Pharmaceutical Services, Inc. Preliminary Proxy Statement on Schedule 14A, filed July 11, 2008, File No. 000-52981
Dear Mr. Riedler:
     This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on July 18, 2008 with respect to the Staff’s review of our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For the Staff’s convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment.
     We have today filed with the SEC Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects the changes indicated in response No. 1 of this letter. In addition, we are providing by courier two copies of the marked Amended Proxy Statement for review by the Staff.
Comment to Proposal Three, Page 13
1.	We note that the reverse stock split will result in an increase of your authorized but unissued shares of common stock. Please disclose that these shares may be issued without stockholder approval and the dilutive effect an issuance may have on current stockholders. Please also disclose whether you currently have, or do not have, any plans to issue any of these shares. If you do have any plans, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.
     We have revised Proposal Three of the Amended Proxy Statement under the heading “Certain Risks Associated with the Reverse Stock Split” to include an additional risk factor stating that the reverse stock split will result in an increased number of authorized but unissued shares, that we may issue these shares without approval of the stockholders, and that the issue of these shares, if any, may have a dilutive effect on the ownership interest of our current stockholders or any stockholders that own our shares prior to effecting the reverse stock split.
     The additional risk factor also discloses the planned and unplanned but possible uses of the increased number of authorized but unissued shares. Specifically, we have disclosed that these shares will be issued upon the exercise of any of our 2,776,677 currently outstanding stock options, our 186,667 currently outstanding Unit Purchase Options, our 1,357,179 currently outstanding warrants, and upon the exercise of any stock options that may be issued in the future under the ReSearch Pharmaceutical Services, Inc. 2007 Equity Incentive Plan. In addition, we

Jeffrey Reidler
Securities and Exchange Commission

July 22, 2008
have disclosed that the authorized but unissued shares may be issued for the purpose of raising capital at a future date, and that such issuance would have a dilutive effect on the ownership interests of our stockholders.
     ReSearch Pharmaceutical Services, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. It further acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. ReSearch Pharmaceutical Services, Inc. also acknowledges that it may not assert Staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States.
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     Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Stephen Burdumy at (215) 988-2880 or Justin Brennan at (215) 988-2682, of Drinker Biddle & Reath LLP.

Sincerely yours,
/s/ Steven Bell
Steven Bell Executive Vice President of Finance and Chief Financial Officer

cc:	Sonia Barros, Securities and Exchange Commission, Division of Corporate Finance
Steven Bell, Executive Vice President of Finance and Chief Financial Officer
Scott Uebele, Director Financial Reporting and Compliance
Stephen Burdumy, Drinker Biddle & Reath LLP
Justin Brennan, Drinker Biddle & Reath LLP